

November 12, 2021

Yalonda Howze
General Counsel
Codiak BioSciences, Inc.
35 Cambridge Park Drive, Suite 500
Cambridge, MA 02140

  Re: Codiak BioSciences, Inc.
    Registration Statement on Form S-3
    Filed November 4, 2021
    File No. 333-260781

Dear Ms. Howze:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Lauren Hamill at 303-844-1008 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Megan Gates